Filed by Kennedy Wilson Europe Real Estate Plc

pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14A-12 under the Securities Exchange Act of 1934

Subject Company:

Kennedy Wilson Europe Real Estate Plc

File No. 132-02812

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

For immediate release

26 April 2017

Kennedy Wilson Europe Real Estate plc (“KWE”) – Q1 2017 quarterly dividend

Further to the announcement of 24 April 2017 relating to a recommended all-share combination transaction of KWE and Kennedy-Wilson Holdings, Inc., KWE confirms for clarification purposes that the proposed record date for its Q1 2017 quarterly dividend is 12 May 2017, and the proposed ex-dividend date is 11 May 2017. KWE will in due course announce the formal declaration of its Q1 2017 quarterly dividend in accordance with the above and the London Stock Exchange’s dividend procedure timetable.

Enquiries:

Dido Laurimore, FTI Consulting

+44 (0) 20 3727 1000

Additional Information

This document may be deemed to be solicitation material in respect of a recommended offer by Kennedy-Wilson Holdings, Inc. (“KW”) to acquire all of the outstanding shares (other than shares owned by KW or its subsidiaries or held in treasury) of Kennedy Wilson Europe Real Estate Plc, a public limited company registered in Jersey (“KWE”), in an all-stock transaction (the “Transaction”). In connection with such proposed share issuance, KW expects to file a proxy statement on Schedule 14A with the Securities and Exchange Commission (the “SEC”). To the extent KW effects the Transaction as a scheme under Jersey law, the issuance of KW common stock is not expected to require registration under the Securities Act of 1933, as amended (the “Securities Act”), as a result of an exemption provided by Section 3(a)(10) under the Securities Act. In the event that KW determines to conduct the Transaction pursuant to a takeover offer or otherwise in a manner that is not exempt from the registration requirements of the Securities Act, it will file a registration statement with the SEC containing a prospectus with respect to the KW common stock that would be issued in the Transaction. INVESTORS AND SECURITY HOLDERS OF KW ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE TRANSACTION THAT KW WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT KW, THE PROPOSED ISSUANCE OF KW COMMON STOCK, AND THE PROPOSED TRANSACTION. The proxy statement and other relevant materials in connection with the proposed issuance of KW common stock and the Transaction (when they become available), and if required, the registration statement/prospectus and other documents filed by KW with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC at KW’s website, www.kennedywilson.com, or by contacting our Investor Relations department in writing at 151 S. El Camino Dr. Beverly Hills, CA 90212.

KW believes that KW, KWE, their respective directors and certain KW executive officers may be deemed to be participants in the solicitation of proxies from KW shareholders with respect to the Transaction, including the proposed issuance of shares of KW common stock. Information about KW’s directors and executive officers and their ownership of KW shares and KWE shares or securities referencing KWE shares is provided in KW’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which was filed with the SEC on February 27, 2017, KW’s proxy statement for its 2016 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2016, and KWE’s Annual Report for the year ended December 31, 2016, which was filed with the SEC by KW on Form 8-K on March 23, 2017. Information about the directors of KWE is provided in KWE’s Annual Report for the year ended December 31, 2016, which was filed with the SEC by KW on Form 8-K on March 23, 2017. Information regarding the identity of the potential participants, and their direct or indirect interests in the solicitation, by security holdings or otherwise, will be provided in the proxy statement and other materials to be filed with the SEC in connection with the Transaction and issuance of shares of KW common stock.

NONE OF THE INDEPENDENT NON-EXECUTIVE DIRECTORS OF KWE NOR ANY OF THEIR ADVISERS OR AGENTS (A) ACCEPTS ANY RESPONSIBILITY FOR ANY STATEMENTS OF FACT, OPINION, EXPECTATION OR INTENTION MADE BY KW OR ANY OF ITS ADVISERS OR AGENTS OR (B) EXPRESSES ANY VIEW ON THE ADVANTAGES OR DISADVANTAGES OF THE TRANSACTION FOR SHAREHOLDERS OF KW OR ANY OTHER INVESTORS, BUSINESS COUNTERPARTIES OR CUSTOMERS OF KW.

Forward-looking Statements

This communication contains “forward-looking” statements concerning future events and financial performance. These forward-looking statements are necessarily estimates based on current expectations, forecasts and projections and include comments that express current opinions about trends and factors that may impact future operating results. Disclosures that use words such as “believe,” “anticipate,” “estimate,” “intend,” “could,” “plan,” “expect,” “project” or the negative of these, as well as similar expressions, are intended to identify forward-looking statements.

Forward-looking statements are not guarantees of future performance, rely on a number of assumptions concerning future events, many of which are outside of KWE’s control, and involve known and unknown risks and uncertainties that could cause actual results, performance or achievement, or industry results, to differ materially from any future results, performance or achievements, expressed or implied by such forward-looking statements. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include the satisfaction of the conditions to which the Transaction will be subject, as well as additional factors, such as: risks relating to the companies’ credit rating; local and global political and economic conditions, including Brexit; the companies’ economic model and liquidity risks; financial services risk; risks associated with brand, reputation and trust; environmental risks; safety, technology, data security and data privacy risks; the ability to realize the anticipated benefits and synergies of the Transaction, including as a result of a delay in completing the Transaction or difficulty in integrating the businesses of the companies involved; legal or regulatory developments and changes; the outcome of any litigation; the impact of any acquisitions or similar transactions; competition and market risks; the impact of foreign exchange rates; pricing pressures; and business continuity and crisis management. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Such forward-looking statements should therefore be construed in the light of such factors. Neither KWE, nor any of its directors or advisers provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this document will actually occur. You are cautioned not to place undue reliance on these forward-looking statements. Each forward-looking statement speaks only as of the date of this document. KWE does not undertake any obligation publicly to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.